Exhibit 99.1

Filer:  JSC “INTER RAO Capital” (“INTER RAO Capital”)

Address:  building 42, 13, 2-aya Zvenigorodskaya street, Moscow, 123022, Russia

Relationship of Reporting Person to Issuer:  10% owner

Explanation of Response:

As of the date hereof, OJSC “Third Generation Company of the Wholesale Electricity Market” (“OGK-3”) is the beneficial owner of 44,626,939 shares of Common Stock, or approximately 33.85% of the Issuer’s outstanding Common Stock (the “Shares”).  On March 18, 2011, INTER RAO Capital acquired 74.74% of OGK-3’s shares.  INTER RAO Capital is a wholly-owned subsidiary of JSC “INTER RAO UES” (“INTER RAO UES”).  On March 21, 2011, INTER RAO Capital contributed 65.16% of OGK-3’s shares to INTER RAO UES’ share capital through subscription.  On March 22, 2011, INTER RAO Capital acquired an additional 4.5% of OGK-3’s shares and contributed the remainder of its holdings in OGK-3, 14.08% of OGK-3’s shares, to INTER RAO UES’ share capital through subscription.  By virtue of its acquisition of such OGK-3 shares, INTER RAO Capital could have been deemed, pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, and rules of the Securities and Exchange Commission adopted thereunder, to have the power to vote or direct the voting of and the power to dispose or direct the disposition of, such Shares.  Accordingly, pursuant to such rules, INTER RAO Capital could have been deemed to be the beneficial owner of the Shares.

INTER RAO Capital has expressly disclaimed, for all purposes, beneficial ownership of all securities reported on this Form 3.  This report shall not be deemed an admission that INTER RAO Capital is or was the beneficial owner of such securities for any purpose.